UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 July 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary results, year ended 30 June 2019 25 July 2019

Delivering our strategy through strong consistent performance

●	Reported net sales (£12.9 billion) increased 5.8% with organic growth partially offset by acquisitions and disposals. Reported operating profit (£4.0 billion) increased 9.5%, driven by organic growth

●	All regions contributed to broad based organic net sales growth, up 6.1%, with organic volume up 2.3%

●
Organic operating profit grew 9.0%, ahead of top line organic growth, driven by improved price/mix and productivity benefits from everyday cost efficiencies, partially offset by cost inflation and higher marketing investment

●	Cash flow continued to be strong, with net cash from operating activities at £3.2 billion, up £164 million and free cash flow at £2.6 billion, up £85 million

●
Basic eps of 130.7 pence increased by 7.4%. Pre-exceptional eps grew 10.3% to 130.8 pence, driven by higher operating profit and lower finance charges, which more than offset an increased tax charge as a result of higher profit

●	On 25 July the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the period F20 to F22.

●	The final dividend increased 5% bringing the full year dividend to 68.57 pence per share

See Explanatory notes for explanation and reconciliation of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

"Diageo has delivered another year of strong performance. Organic volume and net sales growth was broad based across regions and categories, with new product innovation being a strong contributor. We expanded organic operating margin ahead of our guidance and increased investment behind our brands ahead of organic net sales growth.

Fiscal 19 has been another year of strong free cash flow delivery at £2.6 billion and we have returned £2.8 billion to shareholders via share buybacks. The Board has approved plans for an additional return to shareholders of up to £4.5 billion over Fiscal 20 to Fiscal 22.

Our focus on quality sustainable growth is backed by a culture of everyday efficiency that enables us to invest smartly in marketing and growth initiatives while expanding margins.

These results reflect the steady progress we are making and as we look ahead we see attractive opportunities to deliver consistent growth and create shareholder value. In the medium term I expect Diageo to maintain organic net sales growth in the mid-single digit range and to grow organic operating profit ahead of net sales in the range of 5%-7%."

Key financial information
For the year ended 30 June 2019

Summary financial information

		2019	2018	Organic growth %	Reported growth %
Volume	EUm	245.9	240.4	2	2
Net sales	£ million	12,867	12,163	6	6
Marketing	£ million	2,042	1,882	8	9
Operating profit before exceptional items	£ million	4,116	3,819	9	8
Exceptional operating items(i)	£ million	(74)	(128)
Operating profit	£ million	4,042	3,691		10
Share of associate and joint venture profit after tax	£ million	312	309		1
Non-operating exceptional gain(i)	£ million	144	-
Net finance charges	£ million	(263)	(260)
Exceptional taxation (charge)/credit(i)	£ million	(39)	203
Tax rate including exceptional items	%	21.2	15.9		33
Tax rate before exceptional items	%	20.6	20.7		-
Profit attributable to parent company's shareholders	£ million	3,160	3,022		5
Basic earnings per share	pence	130.7	121.7		7
Earnings per share before exceptional items	pence	130.8	118.6		10
Recommended full year dividend	pence	68.6	65.3		5

(i)   For further details of exceptional items see Additional financial information, (c) exceptional items and Notes, 3. Exceptional items

Outlook for exchange
Using exchange rates £1 = $1.25; £1 = €1.11, the exchange rate movement for the year ending 30 June 2020 is estimated to favourably impact net sales by approximately £375 million and operating profit by approximately £135 million.

Outlook for tax
The tax rate before exceptional items for the year ended 30 June 2019 was 20.6% compared with 20.7% in the prior year. The year ended 30 June 2019 benefitted from one-off items which are not expected to repeat. This combined with our changing business mix is expected to result in a tax rate before exceptional items for the year ending 30 June 2020 to be in the range of 21% to 22%. For further details on taxation see Additional Financial Information (d) Taxation.

Share buyback programme
On 26 July 2018 a share buyback programme was approved to return up to £2.0 billion to shareholders during the year ended 30 June 2019. On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, were approved to be returned to shareholders through an increase to the share buyback programme. On 30 January 2019 the board approved a further incremental share buyback programme of £660 million, bringing the total programme to up to £3.0 billion for the year ended 30 June 2019.

In the year ended 30 June 2019, 94.7 million shares were repurchased for an aggregate consideration of £2.8 billion.
After the year end a further 0.3 million shares were purchased for an aggregate consideration of £26 million, including settlement payments for the full tranche, which were recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.

On 25 July 2019, the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the period F20 to F22.

Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposal of a portfolio of 19 brands to Sazerac which was completed on 20 December 2018 and to the prior year acquisition of the Casamigos brand.

For further details on the impact of acquisitions and disposals see Explanatory notes.

Net sales (£ million)

Reported net sales grew 5.8%
Organic net sales grew 6.1%
(i

Net sales	£ million
2018	12,163
Exchange(i)	24
Acquisitions and disposals	(57)
Volume	280
Price/mix	457
2019	12,867

(i)   Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.

Reported net sales grew 5.8%, driven by organic growth and favourable exchange which was partially offset by  acquisitions and disposals.

Organic volume growth of 2.3% and 3.8% positive price/mix delivered 6.1% organic net sales growth. All regions reported organic net sales growth.

Operating profit (£ million)

Reported operating profit grew 9.5%

Organic operating profit grew 9.0%

Operating profit	£ million
2018	3,691
Exceptional operating items	54
Exchange	25
Acquisitions and disposals	(64)
Organic movement	336
2019	4,042

Reported operating profit was up 9.5% driven by organic growth, lower exceptional operating charges, and favourable exchange, partially offset by acquisitions and disposals.

Organic operating profit grew ahead of net sales at 9.0%.

Operating margin (%)

Reported operating margin increased 107bps
Organic operating margin increased 83 bps

Operating margin	ppt
2018	30.3
Exceptional operating items	0.47
Exchange	0.14
Acquisitions and disposals	(0.37)
Gross margin	0.38
Marketing	(0.22)
Other operating expenses	0.67
2019	31.4

Reported operating margin increased 107bps driven by organic operating margin improvement, lower exceptional operating charges and favourable exchange partially offset by the impact from acquisitions and disposals.

Organic operating margin improved 83bps driven by improved price/mix and productivity benefits from everyday cost efficiencies, partially offset by cost inflation and higher marketing investment.

Basic earnings per share (pence)

Basic eps increased 7.4% from 121.7 pence to 130.7 pence
Eps before exceptional items increased 10.3% from 118.6 pence to 130.8 pence

(

Basic earnings per share	pence
2018	121.7
Exceptional items after tax	(3.2)
Exchange on operating profit	1.0
Acquisitions and disposals	(2.0)
Organic operating profit growth(i)	13.5
Associates and joint ventures	0.1
Net finance charges(ii)	2.5
Tax	(3.3)
Share buyback	1.6
Non-controlling interests	(1.2)
2019	130.7

(i)  Excluding exchange
(ii) Net finance charges in relation to share buyback and acquisitions and disposals are reflected in the respective categories.

Eps before exceptional items increased 12.2 pence as organic operating profit growth and lower finance charges more than offset the higher tax charge and impact from acquisitions and disposals.

Basic eps increased 9.0 pence impacted by an increase in net exceptional charges.

Free cash flow (£ million)

Net cash from operating activities(i) was £3,248 million
Free cash flow was £2,608 million

Free cash flow	£ million
2018	2,523
Exchange(ii)	25
Operating profit(iii)	248
Working capital(iv)	(63)
Capex	(95)
Tax	(54)
Interest	(1)
Other(v)	25
2019	2,608

(i)     Net cash from operating activities excludes net capex and movements in loans and other investments (2019 - £(640) million; 2018 - £(561) million).
(ii)    Exchange on operating profit before exceptional items.
(iii)   Operating profit excludes exchange, depreciation and amortisation, post employment charges and non-cash items.
(iv)   Working capital movement includes maturing stock.
(v)    Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £3.2 billion, an increase of £164 million compared to last year. Free cash flow continued to be strong at £2.6 billion, an increase of £85 million. This was largely driven by operating profit growth and favourable exchange movement which more than offset the reduced working capital gains and increased investment in maturing stock, increased capex and higher tax payments.

Return on average invested capital (%)(i)
ROIC improved 80bps

Return on average invested capital	ppt
2018	14.3
Exchange	0.17
Acquisitions and disposals	(0.31)
Organic operating profit growth	1.51
Associates and joint ventures	(0.09)
Tax	(0.15)
Other	(0.33)
2019	15.1

(i)   ROIC calculation excludes exceptional income statement items.

ROIC increased 80bps largely driven by organic operating profit growth which was partially offset by the impact of acquisitions and disposals, higher tax charges and other movements, primarily net capex and maturing stock.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	1.2	8	344	15	100	4	66
Europe and Turkey	(2)	(0.9)	-	7	3	16	(1)	(14)
Africa	1	0.4	7	106	10	16	44	84
Latin America and Caribbean	1	0.2	6	61	3	5	19	57
Asia Pacific	5	4.6	7	185	6	24	24	135
Corporate(ii)	-	-	2	1	(25)	(1)	(20)	(31)
Diageo	2	5.5	6	704	9	160	8	297

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	1.1	5	216	11	75	3	52
Europe and Turkey	(2)	(0.9)	4	104	6	26	2	22
Africa	1	0.4	7	100	3	5	50	91
Latin America and Caribbean	1	0.2	9	90	6	12	19	59
Asia Pacific	5	4.7	9	226	7	27	26	143
Corporate(ii)	-	-	2	1	(25)	(1)	(20)	(31)
Diageo		5.5	6	737	8	144	9	336

(i) Before operating exceptional items.

(ii) Increase in Corporate driven by productivity associated charges.

Notes to the business and financial review

Unless otherwise stated:

●     commentary below refers to organic movements
●     volume is in millions of equivalent units (EUm)
●     net sales are sales after deducting excise duties
●     percentage movements are organic movements
●     share refers to value share

See Explanatory notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
For the year ended 30 June 2019

North America

North America delivered net sales growth of 5%, with growth across all three key markets. The disposal of a portfolio of 19 brands to Sazerac resulted in an estimated 40bps improvement in organic net sales growth. In US Spirits, net sales increased 5%. Crown Royal net sales increased by 6% and the brand gained share, driven by strengthened marketing investment fuelling the growth of Crown Royal Regal Apple and by the Crown Royal Peach limited time offer. Bulleit net sales were up 8% and it continued to gain share in US whiskey.  Scotch grew net sales by 7% and gained share with strong innovation performance recruiting new consumers into scotch. Vodka net sales were flat, an improvement over the prior year, reflecting growth in Ketel One and Smirnoff and decline in Cîroc. Ketel One net sales grew by 10% and gained share in the category, driven by Ketel One Botanical with improvement in core Ketel One vodka performance. Smirnoff net sales grew by 2% due to stabilisation of the base business and the launch of Smirnoff Zero Sugar Infusions. Captain Morgan net sales declined 5%. In tequila, both Don Julio and Casamigos delivered strong double digit growth and gained share in the category. Diageo Beer Company USA net sales grew 10%, largely driven by growth in ready to drink as a result of successful prior year innovation launches. Beer net sales grew by 2%, improving over prior year and gaining share. Net sales in Canada increased 5% with broad based growth, including strong ready to drink performance. North America operating margin declined 103bps, mainly driven by up-weighted marketing investment behind US Spirits, with some impact from market mix shift and higher commodity and logistics costs partially offset by overhead efficiencies.

Key financials £ million:
	2018	FX	Acquisitions and disposals	Organic movement	2019	Reported movement %
Net sales	4,116	176	(48)	216	4,460	8
Marketing	662	24	1	75	762	15
Operating profit	1,882	74	(60)	52	1,948	4

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	2	2	5	8	Crown Royal	6	6	10
					Smirnoff	2	3	7
US Spirits(ii)	2	(2)	5	8	Captain Morgan	(3)	(4)	-
DBC USA	8	8	10	15	Johnnie Walker	1	5	9
Canada	3	3	5	4	Ketel One(iv)	10	10	15
					Cîroc vodka	(10)	(10)	(6)
Spirits	2	2	5	8	Baileys	-	2	6
Beer	(4)	(4)	1	5	Guinness	(3)	2	6
Ready to drink	18	17	18	21	Tanqueray	2	1	5
					Don Julio	20	26	32
					Bulleit	11	8	13
					Buchanan's	8	4	9

(i)    Spirits brands excluding ready to drink.
(ii)   Reported US Spirits volume growth was impacted by acquisitions and disposals.
(iii)  Organic equals reported volume movement.
(iv)  Ketel One includes Ketel One vodka and Ketel One Botanical.

●    Net sales in US Spirits were up 5%, broadly in line with depletions. Crown Royal grew net sales by 6% and gained share in its category, driven by continued growth of Crown Royal Regal Apple and Crown Royal Vanilla underpinned by strong marketing investment and the Crown Royal Peach and Crown Royal Salted Caramel limited time offers. In scotch, Johnnie Walker and Buchanan's gained share. Johnnie Walker net sales increased 6% with the successful launch of "White Walker by Johnnie Walker" inspired by the TV series Game of Thrones, which recruited new consumers into scotch. In vodka, net sales were flat, an improvement on the prior year's decline of 3%, despite continued weakness in Cîroc. Ketel One net sales were up 10%, benefitting from the success of Ketel One Botanical. Smirnoff returned to growth, up 2%, with strong marketing support reflected in the stabilisation of the base business and strengthened brand equity and with growth fuelled by the launch of Smirnoff Zero Sugar Infusions in May. Captain Morgan net sales declined by 5% in a category that is also in decline. Baileys net sales grew by 3% and gained category share as it continued its year-round focus on Baileys as an everyday treat. In tequila, Don Julio and Casamigos had strong double digit growth and gained share in the tequila category with Don Julio significantly up-weighting media investment to drive awareness and Casamigos focusing on public relations, social media and targeted events.
●    DBC USA net sales increased 10%, driven by ready to drink growth of 18% as Smirnoff Spiked Seltzer and Smirnoff Ice Smash success continued. In beer, net sales were up 2% with Guinness up 3%. The opening of the Guinness Open Gate Brewery and Barrel House in Maryland and expanding at-home consumption occasions supported Guinness growth.
●     Net sales in Canada grew 5%, driven by growth in spirits and ready to drink. Spirits net sales were up 3% with broad based growth across all categories, including a strong performance from "White Walker by Johnnie Walker". Ready to drink benefitted from innovation, particularly the Smirnoff Ice Berry Blast ready to drink.
●     Marketing grew 11%. Up-weighted investment coupled with the use of marketing effectiveness analytic tools to help make better investment decisions continued to strengthen brand equity and deliver sustainable growth.

Europe and Turkey

Europe and Turkey delivered 4% net sales growth, reflecting another year of consistent performance in Europe where net sales were up 3% with double digit growth in Turkey. Europe growth was driven by Continental Europe, Great Britain and Ireland. Strong growth in gin continued with Tanqueray and Gordon's growing double digit. Western Europe continued to gain market share in gin. Both Gordon's and Tanqueray benefitted from strong growth across their core and innovation variants. Beer was up 1%. Lager net sales grew 5% driven by Rockshore in Ireland, while Guinness Draught grew 1%. Scotch net sales were flat as growth in Johnnie Walker and scotch malts was largely offset by the weaker performance of J&B. Baileys was up 2% largely driven by the launch of Baileys Strawberries & Cream in Continental Europe. Smirnoff net sales declined 2% driven by Great Britain and Continental Europe, partially offset by growth in Ireland. Tequila grew double digit with growth across all markets. Ready to drink grew 17% driven by the Gordon's premix range. In Turkey, net sales were up 11% due to inflation and excise duty led price increases. Operating margin declined 49bps as positive price/mix and productivity savings were offset by up-weighted marketing investment, as well as inflationary cost pressure, particularly in Turkey.

Key financials £ million
	2018	FX	Acquisitions and disposals	Organic movement	2019	Reported movement %
Net sales	2,932	(95)	(2)	104	2,939	-
Marketing	474	(10)	-	26	490	3
Operating profit before exceptional items	1,028	(35)	(1)	22	1,014	(1)
Exceptional operating items(i)	-				(18)
Operating profit	1,028				996	(3)

(i)  For further details on exceptional operating items see Additional Financial Information, Exceptional items and Notes, 3. Exceptional items.

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe and Turkey					Guinness	1	1	1
	(2)	(2)	4	-	Johnnie Walker	(2)	3	1
					Smirnoff	(4)	(1)	(1)
Europe	-	-	3	2	Baileys	(2)	3	3
Turkey	(13)	(13)	11	(20)	Yenì Raki	(19)	6	(24)
					Captain Morgan	1	-	(2)
Spirits	(2)	(2)	3	(1)	J&B	(8)	(8)	(10)
Beer	1	1	1	-	Tanqueray	14	21	21
Ready to drink	13	13	16	15

(i)   Spirits brands excluding ready to drink.
(ii) Organic equals reported volume movement.

●	In Europe, net sales were up 3%:
●
In Great Britain, net sales grew 4%, with Diageo gaining share across beer and spirits. Gordon's and Tanqueray both delivered strong double digit growth, both benefitting from strong growth of their innovation variants. Ready to drink grew 17% driven by the Gordon's premix range. Guinness net sales grew 4%, driven by a strong performance for Guinness Draught and the continued growth of Hop House 13 Lager. Across Baileys, Smirnoff and Captain Morgan supply chain actions as well as commercial negotiations following recent pricing decisions have resulted in net sales decline.

●
Ireland grew net sales 3%. Beer net sales were flat. Lager net sales grew 4% driven by strong growth in Rockshore. Guinness net sales declined 2% impacted by difficult competitive conditions. In spirits, net sales grew double digit largely driven by Smirnoff, Baileys and Gordon's.

●	In Continental Europe, net sales were up 3%:
●
Iberia net sales grew 1%. Growth was driven by strong performance in Baileys and gin with growth across both Tanqueray and Gordon's. Scotch declined 3% as growth in Cardhu and Johnnie Walker was offset by declines in J&B. In Spain, market share in scotch was broadly flat, as the category continued to decline.

●	In Central Europe, net sales grew 4% driven by the launch of Baileys Strawberries & Cream and double digit growth in gin which more than offset the impact of pricing actions in Germany.
●	In Northern Europe net sales were up 9% driven by growth across both Benelux and the Nordics partially driven by net revenue management initiatives.
●	In the Mediterranean Hub, net sales were down by 6% driven by lapping strong comparable performance in Italy in the prior year and a continuing tough economic environment in Greece.
●	Europe Partner Markets grew net sales 6% driven by strong scotch performance and continued growth in Guinness and gin.
●	Russia net sales declined 3% driven by a volatile external environment and lapping strong comparables in the prior year.
●	France net sales grew 1%. Double digit net sales growth in Captain Morgan was partially offset by a decline in J&B.
●
In Turkey, net sales grew 11% despite volume decline of 13%, reflecting the impact of price increases, which were taken in response to increases in excise duties and inflation. Growth was largely driven by Yenì Raki which grew net sales by 7%, wine and scotch which grew double digit, led by strong growth in Johnnie Walker.

●
Marketing investment increased 6%, ahead of net sales, largely driven by increased investment in beer and gin. Beer marketing investment growth was primarily driven by the Six Nations rugby sponsorship agreement supporting the Guinness brand. Up-weighted investment in gin was across both Gordon's and Tanqueray.

Africa

Africa delivered 7% net sales growth, with growth across East Africa, Africa Regional Markets and South Africa partially offset by a decline in Nigeria. In East Africa and Africa Regional Markets net sales grew 13% and 8%, respectively, driven by growth across both beer and spirits. East Africa partially benefitted from lapping prior year weakness in the first half. Net sales grew 6% in South Africa driven by growth in spirits. Nigeria net sales declined by 7% driven by the continued tough economic and competitive environment in the lager segment. Across Africa, beer net sales were up 5% driven by double digit growth in Senator Keg, Serengeti Lite, and Malta Guinness, partially offset by declines in Satzenbrau. Spirits delivered strong net sales growth driven by mainstream spirits and scotch across all key markets as well as strong growth of Tanqueray in South Africa. Scotch net sales were up 8% driven by Johnnie Walker, up 10%, partially as a result of a strong launch of "White Walker by Johnnie Walker" in South Africa. Operating margin improved by 494bps driven by improved price/mix and the continued benefit from productivity initiatives more than offsetting cost inflation.

Key financials £ million:
	2018	FX	Reclassification(i)	Acquisitions and disposals	Organic movement	2019	Reported movement %
Net sales	1,491	8	-	(2)	100	1,597	7
Marketing	158	1	10	-	5	174	10
Operating profit before exceptional items	191	(6)	-	(1)	91	275	44
Exceptional operating items(ii)	(128)					-
Operating profit	63					275	337

(i)   Reclassification comprises a reallocation of costs from overheads to marketing.
(ii)  For further details on exceptional operating items see Additional financial information, Exceptional items and Notes, 3. Exceptional items.

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa	1	1	7	7	Guinness	(1)	2	3
					Johnnie Walker	4	10	9
East Africa	12	11	13	18	Smirnoff	-	12	9
Africa Regional Markets(ii)	(3)	3	8	9
Nigeria	(10)	(10)	(7)	(3)	Other beer:
South Africa(ii)	(2)	(10)	6	(6)
					Malta Guinness	8	15	13
Spirits	5	5	13	10	Tusker	(5)	1	6
Beer	1	1	5	8	Senator	21	22	28
Ready to drink	(3)	(3)	4	2	Serengeti	40	46	49

(i)    Spirits brands excluding ready to drink.
(ii)   In the year ended 30 June 2019 the following countries, Mozambique, Zambia, Zimbabwe, St Helena and Malawi, moved on a management basis from South Africa to Africa Regional Markets. This reallocation has been reflected in the organic reporting.
(iii)  Organic equals reported volume movement.

●
In East Africa, net sales grew by 13%. Kenya continued to grow strongly driven by double digit growth in beer and mainstream spirits as well as partially benefitting from lapping prior year weakness in the first half as a result of the 2017 presidential election. Tanzania continued to grow double digit. Beer net sales grew 13% led by continued strong growth in Serengeti Lite in Tanzania and double digit growth of Senator Keg in Kenya. Guinness net sales grew by 4%.

●
In Africa Regional Markets, net sales increased by 8% with double digit growth in Ghana and Angola and a return to growth in Cameroon as it lapped prior year challenges in the distributor network. Beer grew 6% driven by strong performance in Malta Guinness. Scotch also returned to growth driven by net revenue management actions.

●
South Africa net sales returned to growth of 6% driven by strong spirits performance in Tanqueray, double digit growth in Smirnoff 1818 and Captain Morgan and the launch of "White Walker by Johnnie Walker".

●
In Nigeria, net sales declined by 7% driven by Satzenbrau, as a result of a tough economic and competitive environment impacting the lager segment. Net sales grew in Malta Guinness, Guinness and spirits.

●
Marketing investment increased by 3% largely driven by up-weighted investment in Tusker marketing activities and media campaigns, the relaunch of Guinness Foreign Extra Stout, an evolution of Guinness's successful football campaign across Africa, led by Guinness brand ambassador Rio Ferdinand, and the continuation of Serengeti's sponsorship of the Tanzanian national football team.

Latin America and Caribbean

Latin America and Caribbean delivered 9% growth in net sales with strong performance in Brazil, Mexico, Colombia and CCA. Net sales in Brazil grew 11% largely driven by gin, and partially benefitting from a one-off incentive related credit. Mexico grew 8% led by double digit growth in tequila. Colombia grew 19% largely driven by scotch. CCA benefitted from lapping the impact of last year's hurricanes. Growth in the region was broad based across key categories. Scotch grew 7% with continued solid performance of Johnnie Walker and primary scotch growing 5% and 14% respectively. Buchanan's was up 8% and Old Parr returned to growth as both brands benefitted from lapping last year's tax changes in Colombia. Don Julio delivered double digit growth led by Mexico. Gin grew double digit driven by the strong growth of Tanqueray in Brazil. Operating margin for the region increased 288bps benefitting from improved price/mix, productivity led efficiencies and a one-off tax benefit in other income in Brazil.

Key financials £ million:
	2018	FX	Acquisitions and disposals	Organic movement	2019	Reported movement %
Net sales	1,069	(29)	-	90	1,130	6
Marketing	196	(7)	-	12	201	3
Operating profit	308	(2)	-	59	365	19

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	3	5	3
	1	1	9	6	Buchanan's	5	8	7
					Smirnoff	11	19	10
PUB	(1)	(1)	6	(3)	Old Parr	5	3	1
Mexico	4	4	8	8	Baileys	3	17	13
CCA	5	5	13	14	Ypióca	(7)	(1)	(11)
Andean	(16)	(15)	19	14	Black & White	8	5	-
PEBAC	13	13	6	3

Spirits	1	1	9	6
Beer	2	2	(4)	(7)
Ready to drink	(4)	(4)	8	4

(i)   Spirits brands excluding ready to drink.
(ii) Organic equals reported volume movement.

●
In PUB (Paraguay, Uruguay and Brazil), net sales grew 6%. Brazil delivered 11% growth driven by strong growth in gin, and partially benefitting from a one-off incentive related credit. Tanqueray drove the growth in gin supported by scaled up commercial activations in conjunction with media support. Scotch net sales grew 6% led by White Horse. Black & White declined as it was impacted by a state tax change in Brazil.

●
In Mexico, net sales increased 8%. Growth was broad based but led by Don Julio which continued to gain share in the tequila category, reflecting strong brand momentum and well-executed marketing campaigns and commercial platforms. Scotch grew 4% with Johnnie Walker up 7% and Black & White up 4% supported by an increased focus on brand availability through trade activations. Baileys grew strong double digit driven by distribution expansion, new brand communication focusing on Baileys' indulgent treat positioning and the launch of new flavours.

●
In CCA (Caribbean and Central America), net sales increased 13% as it benefitted from lapping the impact of the hurricanes in the prior year. Growth was broad based but led by Johnnie Walker Black Label which grew double digit as it benefitted from greater visibility with the "Keep Walking" campaign. Smirnoff ready to drink grew 19% driven by innovations with Guarana and Green Apple flavours.

●
Andean (Colombia and Venezuela) net sales increased 19% driven by Colombia, which partially benefitted from lapping the impact of tax changes last year. Scotch delivered double digit net sales growth. Buchanan's strong performance was supported by occasion driven consumer activations with local media campaigns. Black & White benefitted from route to consumer expansion and recruiting new consumers from local spirits and beer. Johnnie Walker grew double digit partially driven by the "White Walker by Johnnie Walker" innovation. Venezuela volume remained in decline as economic conditions continued to deteriorate.

●
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered 6% net sales growth, driven by Ecuador and Chile partially offset by Bolivia and Peru, which were impacted by tax changes. Growth was driven by scotch with a strong contribution from Johnnie Walker Red Label and "White Walker by Johnnie Walker".

●
Marketing investment increased 6% driven by the key campaigns including Johnnie Walker "We are all Human", Buchanan's "Vivamos Grandes Momentos", Old Parr "Cambia el Guión" and Tanqueray "Tanqueray Mixed Gin Bar".

Asia Pacific

Asia Pacific delivered 9% growth in net sales with strong growth across the region except North Asia. Greater China grew 19% driven by strong performance in both Chinese white spirits and scotch. Net sales in India grew 8% driven by IMFL whisky and scotch. Travel Retail Asia and Middle East grew 13% mostly from Johnnie Walker. South East Asia grew 8% driven by Johnnie Walker and Guinness. Scotch net sales were up 9% across the region led by strong performance in Johnnie Walker, which benefitted from the successful launch of the "White Walker by Johnnie Walker" innovation and scotch malts, which more than offset the net sales decline of Windsor in Korea. Gin grew double digit largely driven by strong growth in Australia. Net sales of Reserve brands were up 19% largely driven by Chinese white spirits and Johnnie Walker super deluxe variants. Operating margin increased 341bps driven by positive price/mix and productivity led savings.

Key financials £ million:
	2018	FX	Acquisitions and disposals	Organic movement	2019	Reported movement %
Net sales	2,503	(36)	(5)	226	2,688	7
Marketing	388	(3)	-	27	412	6
Operating profit before exceptional items	568	(6)	(2)	143	703	24
Exceptional operating items(i)	-				(35)
Operating profit	568				668	18

(i)  For further details on exceptional operating items see Additional financial information, Exceptional items and Notes, 3. Exceptional items.

Markets:					Global giants and local stars(i):
	Organic volume movement(i)	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	5	5	9	7	Johnnie Walker	6	11	13
					McDowell's	7	9	5
India	5	5	8	4	Windsor	(1)	(16)	(15)
Greater China	11	11	19	19	Smirnoff	(4)	2	1
Australia	3	3	6	2	Guinness	1	5	(1)
South East Asia	2	2	8	9	Bundaberg	(4)	(1)	(5)
North Asia	12	11	(2)	-	Shui Jing Fang(iii)	16	23	22
Travel Retail Asia and Middle East	4	9	13	15

Spirits	5	5	10	8
Beer	1	1	5	(2)
Ready to drink	3	3	6	6

(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except for Johnnie Walker 7% largely due to the reallocation of the results of Travel Retail.
(iii) Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the prior comparable period. Reported volume was up 17%.

●
In India net sales increased 8% with growth from the "Prestige and Above" segment up 12%, led by double digit growth in scotch, driven by Johnnie Walker and Black & White. This was supported by solid performance from McDowell's No.1 enhanced by the launch of its new Platinum range and good growth in Royal Challenge and Signature. Vodka net sales were up 5%, supported by Smirnoff consumer activation. Net sales in the popular brands segment increased 1%.

●
In Greater China net sales increased 19%, with double digit growth in both Chinese white spirits and scotch. Chinese white spirits grew 23% partly driven by route to consumer expansion. Scotch net sales increased 13% with continued growth in scotch malts and Johnnie Walker super deluxe in mainland China and a return to growth from Johnnie Walker in Taiwan.

●
Net sales in Australia grew 6%, driven by strong performance in the ready to drink and gin portfolio. Ready to drink net sales increased 7% fuelled by innovation geared towards more premium products such as Gordon's Premium Pink Gin & Soda and Tanqueray & Tonic. Gin grew double digit as the fastest growing spirit in Australia supported by innovation from Gordon's Pink and House of Tanqueray. Bundaberg net sales stabilised on the back of the "Unmistakably Ours" campaign.

●
In South East Asia, net sales increased 8% driven by growth across all key countries except Thailand. Scotch was the main growth driver with net sales growth of 6%, led by "White Walker by Johnnie Walker" and Johnnie Walker super deluxe. Guinness grew 11% driven by solid performance in Indonesia supported by focus on modern on-trade recruitment and by route to consumer expansion of Guinness Draught in Singapore.

●
In North Asia, net sales declined 2% with growth in Japan being offset by continued weakness in Korea. In Korea net sales declined 9% due to a continued weak Windsor performance, as a result of the contraction of the scotch category. Japan net sales grew 10% driven by primary scotch, Johnnie Walker and the successful relaunch of the Guinness Draught in Can.

●
Travel Retail Asia and Middle East net sales grew 13% driven by successful launches within the Johnnie Walker portfolio, including "White Walker by Johnnie Walker" and Johnnie Walker Blue Label innovation.

●
Marketing investment increased 7% driven by increased investment in Chinese white spirits, Johnnie Walker and scotch malts in Greater China and a new culture leading campaign "#ChallengeAccepted" for Royal Challenge in India.

CATEGORY AND BRAND REVIEW

For the year ended 30 June 2019

Key categories:
	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	3	7	6
Scotch	2	6	6
Vodka(ii)(iv)	2	2	4
US whiskey	2	4	9
Canadian whisky	6	6	8
Rum(ii)	(3)	(2)	(3)
Indian-Made Foreign Liquor (IMFL) whisky	6	8	3
Liqueurs	1	4	4
Gin(ii)	17	22	23
Tequila	19	29	37
Beer	1	3	4
Ready to drink	7	12	12

(i)   Spirits brands excluding ready to drink.
(ii)  Vodka, rum, gin including IMFL brands.
(iii) Organic equals reported volume movement except for Canadian whisky 5%, gin 16%, and tequila 21%, which were impacted by acquisitions and disposals.
(iv) Vodka includes Ketel One Botanical.

●
Scotch represents 25% of Diageo's net sales and was up 6% with broad based growth across all regions except Europe. Scotch growth was driven by Johnnie Walker, which delivered a strong performance with net sales up 7%, benefitting from the successful launch of "White Walker by Johnnie Walker" inspired by the TV series Game of Thrones. Primary scotch brands grew 9% largely driven by Black & White in Asia Pacific and White Horse in Latin America and Caribbean and Asia Pacific. Buchanan's grew 8% in Latin America and Caribbean and 4% in North America. Scotch malts were up 12% with growth coming from Asia Pacific, North America and Europe benefitting from the launch of the "Game of Thrones Single Malt Scotch Whisky Collection". Old Parr returned to growth this year, as the brand lapped tax changes in Colombia. J&B continued to be under pressure in Europe led by the challenged scotch category in Iberia. Scotch continued to decline in Korea driven by declines in Windsor.

●
Vodka represents 11% of Diageo's net sales and returned to growth with net sales up 2% and growth across all the regions except Europe. Vodka growth was driven by Smirnoff and Ketel One partially offset by a decline in Cîroc vodka. Overall, Smirnoff grew 3%, with net sales up 2% in US Spirits and 4% outside of the US, where performance was largely driven by double digit growth in Brazil and South Africa. Ketel One grew net sales by 10%, with US Spirits being the largest contributor to growth, benefitting from the success of Ketel One Botanical. The decline in Cîroc vodka was driven by US Spirits.

●	US whiskey represents 2% of Diageo's net sales and grew 4%. Performance continued to be driven by good growth in Bulleit in US Spirits.
●
Canadian whisky represents 7% of Diageo's net sales and grew 6%. Solid growth of Crown Royal in US Spirits was driven by strengthened marketing investment fuelling the growth of Crown Royal Regal Apple and by the Crown Royal Peach limited time offer. The brand also grew share within its category.

●	Rum represents 6% of Diageo's net sales and declined 2% largely driven by Captain Morgan decline in US Spirits, in a category that is also in decline.
●	IMFL whisky represents 5% of Diageo's net sales and grew 8% driven by the strong performance of the McDowell's trademark, Signature and Royal Challenge.
●
Liqueurs represent 5% of Diageo's net sales and grew 4% with growth in all regions. Baileys was up 4% led by Europe, US Spirits and Mexico, with performance driven by continued focus on reminding consumers of Baileys' indulgent treat year-round positioning.

●
Gin represents 4% of Diageo's net sales and grew 22% with double digit growth across all regions except North America. Strong growth in gin continued with Tanqueray and Gordon's growing double digit with both Gordon's and Tanqueray benefitting from strong growth across their core and innovation variants. We continued to gain share in the gin category in Western Europe.

●
Tequila represents 4% of Diageo's net sales and grew 29%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Latin America and Caribbean as well as Casamigos in US Spirits.

●
Beer represents 16% of Diageo's net sales and grew 3%. In Africa beer grew 5%, largely driven by Senator Keg in Kenya and Serengeti Lite in Tanzania partially offset by decline in Satzenbrau in Nigeria. Guinness grew 2% with growth largely driven by Guinness Foreign Extra Stout, as well as Guinness Draught and the continued growth of Hop House 13 Lager in Europe. In Ireland lager net sales grew 4% driven by strong growth in Rockshore.

●	Ready to drink represents 6% of Diageo's net sales and grew 12% primarily driven by North America and Europe.

Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	2	7	7
Smirnoff	-	3	5
Baileys	-	4	5
Captain Morgan	(1)	(2)	1
Tanqueray	17	19	21
Guinness	-	2	2
Local stars
Crown Royal	6	6	10
Yenì Raki	(19)	6	(24)
Buchanan's	6	6	8
J&B	(10)	(8)	(9)
Windsor	(1)	(16)	(15)
Old Parr	4	3	1
Bundaberg	(4)	(1)	(5)
Black & White	10	14	9
Ypióca	(7)	(1)	(12)
McDowell's	7	8	4
Shui Jing Fang(iii)	16	22	22
Reserve
Scotch malts	7	12	12
Cîroc vodka	(8)	(8)	(5)
Ketel One(iv)	9	10	15
Don Julio	15	26	30
Bulleit	9	7	12

(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except for Johnnie Walker 3%.
(iii) Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the comparable period last year. Reported volume was up 17%.
(iv) Ketel One includes Ketel One vodka and Ketel One Botanical.

●
Global giants represent 41% of Diageo's net sales and grew 5%. Growth was broad based across all brands with the exception of Captain Morgan. Captain Morgan was down 2%, driven by a 5% decline in US Spirits in a category that is also in decline.

●
Local stars represent 20% of Diageo's net sales and grew 6%, largely driven by strong growth of Chinese white spirits, Crown Royal in US Spirits, McDowell's No. 1 in India, Buchanan's in Latin America and Caribbean and Black & White in Asia Pacific. This was partially offset by declines of Windsor in Korea and J&B in Iberia.

●
Reserve brands represent 19% of Diageo's net sales and grew 11% largely driven by double digit growth of Don Julio in US Spirits and Mexico, Chinese white spirits and Casamigos in US Spirits partially offset by declines in Cîroc. Net sales of Johnnie Walker reserve variants were up 7%.

ADDITIONAL FINANCIAL INFORMATION
Year ended 30 June 2019

SUMMARY INCOME STATEMENT

	2018	Exchange(a)	Acquisitions and disposals(b)	Organic movement(i)	Reclassification(ii)	2019
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	18,432	(234)	(61)	1,157	-	19,294
Excise duties	(6,269)	258	4	(420)	-	(6,427)
Net sales	12,163	24	(57)	737	-	12,867
Cost of sales	(4,634)	(9)	9	(232)	-	(4,866)
Gross profit	7,529	15	(48)	505	-	8,001
Marketing	(1,882)	(5)	(1)	(144)	(10)	(2,042)
Other operating expenses	(1,828)	15	(15)	(25)	10	(1,843)
Operating profit before exceptional items	3,819	25	(64)	336	-	4,116
Exceptional operating items (c)	(128)					(74)
Operating profit	3,691					4,042
Non-operating items (c)	-					144
Net finance charges	(260)					(263)
Share of after tax results of associates and joint ventures	309					312
Profit before taxation	3,740					4,235
Taxation (d)	(596)					(898)
Profit for the year	3,144					3,337

(i)   For the definition of organic movement see Explanatory notes.
(ii)  For the year ended 30 June 2018 marketing costs of £10 million in South Africa have been reclassified from overheads to marketing.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the weakening of sterling against the US dollar, the euro and the Kenyan shilling, partially offset by strengthening of sterling against the Turkish lira, the Indian rupee and the Australian dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2019 is set out in the table below.

Gains/(losses)
£ million
Translation impact	15
Transaction impact	10
Operating profit before exceptional items	25
Net finance charges	(9)
Associates - translation impact	-
Profit before exceptional items and taxation	16

	Year ended 30 June 2019	Year ended 30 June 2018
Exchange rates
Translation £1 =	$1.29	$1.35
Transaction £1 =	$1.33	$1.36
Translation £1 =	€1.13	€1.13
Transaction £1 =	€1.13	€1.16

(b) Acquisitions and disposals
The acquisitions and disposals movement was mainly attributable to the disposal of a portfolio of 19 brands (see the list of brands disposed of in Explanatory notes, Other definitions) to Sazerac completed on 20 December 2018 and to the prior year acquisition of the Casamigos brand.

See note 11 and note 12 for further details.

(c) Exceptional items
Exceptional operating charges in the year ended 30 June 2019 were £74 million before tax (2018 - £128 million).
On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgment concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million with a corresponding charge to exceptional operating items. Additional work will be carried out to finalise the charge in the year ending 30 June 2020.
Following recent assessments of competitors' indirect tax in respect of certain channel accounts and a recent regulatory change in Korea, Diageo has made a provision, in the year ended 30 June 2019, of £35 million in respect of prior years.
In July 2019 Diageo reached agreement with the French tax authorities resulting in penalty charges of £18 million (see Taxation below).
In the year ended 30 June 2018, there was an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit.

Non-operating exceptional items in the year ended 30 June 2019 were £144 million income before tax (2018 - £nil).
Diageo completed the sale of a portfolio of 19 brands to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million).
The disposal of United National Breweries (UNB), Diageo's wholly owned sorghum business in South Africa, was agreed in December 2018 and is subject to regulatory approvals. The prospective sale has resulted in an exceptional loss of approximately ZAR 156 million (£9 million).
The disposal of the Indian wine business resulted in a loss of £2 million.

See Explanatory notes, (c) Exceptional items for the definition of exceptional items.

(d) Taxation
The reported tax rate for the year ended 30 June 2019 was 21.2% compared with 15.9% for the year ended 30 June 2018. Included in the tax charge of £898 million for the year ended 30 June 2019 is a net exceptional tax charge of £39 million.
As disclosed in the interim announcement for the six month ended 31 December 2018, Diageo has been in discussions with the French tax authorities over the deductibility of certain interest costs, and assessments had been issued denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017 with a maximum potential liability of €241 million (£213 million). In July 2019 Diageo reached a resolution on the treatment of interest costs for all open periods which resulted in a total exceptional charge of €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of €21 million (£18 million) and interest of €10 million (£9 million). This brings to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.
During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate  which is effective from 1 January 2020. An exceptional tax credit of £51 million principally arose from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from 25% to 20.5%.
In addition, in the year ended 30 June 2019 there was a £33 million exceptional charge in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme.
For the year ended 30 June 2018 there was an exceptional tax credit of £203 million comprising the favourable impact of applying the Tax Cuts and Jobs Act, enacted on 22 December 2017, in the United States of £354 million, which was partially offset by the additional exceptional tax charge in respect of the transfer pricing agreement in the United Kingdom of £143 million and other net exceptional charges of £8 million.
The tax rate before exceptional items for the year ended 30 June 2019 was 20.6% compared with 20.7% in the prior year. The year ended 30 June 2019 benefitted from one-off items which are not expected to repeat. This combined with our changing business mix is expected to result in a tax rate before exceptional items for the year ending 30 June 2020 to be in the range of 21% to 22%.

(e) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2019 dividend cover is 1.9 times. The recommended final dividend for the year ended 30 June 2019 is 42.47 pence, an increase of 5% consistent with the interim dividend increase. This brings the full year dividend to 68.57 pence per share. It is expected that a mid-single digit increase in the dividend will be maintained until the cover is operating comfortably in the policy range.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 9 August 2019. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 8 August 2019. The final dividend will be paid to shareholders on 3 October 2019. Payment to US ADR holders will be made on 8 October 2019. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 12 September 2019.

(f) Share buyback
On 26 July 2018, a share buyback programme was approved to return up to £2.0 billion to shareholders during the year ending 30 June 2019. On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, were returned to shareholders through an increase to the share buyback programme. On 30 January 2019 the Board approved an incremental share buyback programme of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019.
In the year ended 30 June 2019, 94.7 million shares were repurchased for an aggregate consideration of £2.8 billion. After the year end a further 0.3 million shares were purchased for an aggregate consideration of £26 million, including settlement payments for the full tranche, which were recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.
On 25 July 2019, the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the period F20 to F22.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2019	2018
	£ million	£ million
Net borrowings at the beginning of the year	(9,091)	(7,892)
Free cash flow (a)	2,608	2,523
Acquisitions (b)	(56)	(594)
Sale of businesses and brands (c)	426	4
Share buyback programme	(2,775)	(1,507)
Proceeds from issue of share capital	1	1
Net sale/(purchase) of own shares for share schemes (d)	50	8
Dividends paid to non-controlling interests	(112)	(80)
Rights issue proceeds from non-controlling interests of subsidiary company	-	26
Net movements in bonds (e)	1,598	1,041
Purchase of shares of non-controlling interests (f)	(784)	-
Net movements in other borrowings (g)	721	(26)
Equity dividends paid	(1,623)	(1,581)
Net increase/(decrease) in cash and cash equivalents	54	(185)
Net increase in bonds and other borrowings	(2,331)	(1,015)
Exchange differences (h)	(22)	80
Other non-cash items	113	(79)
Net borrowings at the end of the year	(11,277)	(9,091)

(a) See Key financial information, Free cash flow for the analysis of free cash flow.

(b) In the year ended 30 June 2019 Diageo has made a number of small acquisitions of brands, distribution rights and equity interests in various drinks businesses.
      In the year ended 30 June 2018 acquisitions included $706 million (£549 million) in respect of the completion of the acquisition of Casamigos. See note 11 for further details.

(c) In the year ended 30 June 2019, sale of businesses and brands represents the cash received on the disposal of a portfolio of 19 brands sold to Sazerac net of transaction costs.

(d) Net sale/purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £16 million (2018 - £68 million) less receipts from employees on the exercise of share options of £66 million (2018 - £76 million).

(e) In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) and repaid bonds of €1,350 million (£1,168 million). In the comparable period the group issued bonds of €1,275 million (£1,136 million) and $2,000 million (£1,476 million) and repaid bonds of $2,100 million (£1,571 million).

(f) In the year ended 30 June 2019 purchase of shares of non-controlling interests comprised RMB 6,774 million (£775 million) and transaction costs of £9 million in respect of the acquisition of 23.43% of the share capital of Sichuan Shuijingfang Company Limited (SJF) in two separate transactions. This took Diageo's shareholding in SJF from 39.71% to 63.14%. SJF is a manufacturer and distributor of Chinese white spirits located in Sichuan province in China and was controlled and therefore consolidated prior to the transactions in the year.

(g) In the year ended 30 June 2019 the net movement in other borrowings principally arose from the issue of commercial paper.

(h) The exchange arising on net borrowings of £22 million is primarily driven by unfavourable exchange movements on US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Movement in equity

	2019	2018
	£ million	£ million
Equity at the beginning of the year	11,713	12,028
Profit for the year	3,337	3,144
Exchange adjustments (a)	255	(609)
Remeasurement of post employment plans net of taxation	36	368
Purchase of shares of non-controlling interests (b)	(784)	-
Rights issue proceeds from non-controlling interests of subsidiary company (c)	-	26
Dividends to non-controlling interests	(114)	(101)
Equity dividends paid	(1,623)	(1,581)
Share buyback programme	(2,801)	(1,507)
Other reserve movements	137	(55)
Equity at the end of the year	10,156	11,713

(a) Exchange movement in the year ended 30 June 2019 primarily arose from exchange gains in respect of the US dollar and the Indian rupee partially offset by exchange losses on the Turkish lira.

(b)  In the year ended 30 June 2019 Diageo acquired an additional 23.43% of the share capital of SJF which was already controlled and therefore consolidated prior to the transaction. This took Diageo's shareholding in SJF from 39.71% to 63.14%.

(c) In the year ended 30 June 2018 a rights issue was completed by Guinness Nigeria (GN) where Diageo's controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans
The net surplus of the group's post employment benefit plans increased by £151 million from £63 million at 30 June 2018 to £214 million at 30 June 2019. The increase primarily arose due to an increase in the market value of the assets held by the post employment schemes and the cash contributions paid into the post employment plans being in excess of the impact of the changes in financial assumptions and income statement charge.
The operating profit charge before exceptional items decreased by £34 million from £84 million for the year ended 30 June 2018 to £50 million for the year ended 30 June 2019 primarily due to changes made to future pension increases for members of the UK scheme (including a Pension Increase Exchange (PIE) option offered to current pensioners) and  changes to the principal Irish scheme which resulted in an aggregate past service credit of £54 million (2018 - £21 million in respect of changes to future pension increases in the principal Irish scheme).
Total cash contributions by the group to all post employment plans in the year ending 30 June 2020 are estimated to be approximately £170 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2019	Year ended 30 June 2018
	Notes	£ million	£ million

Sales	2	19,294	18,432
Excise duties		(6,427)	(6,269)
Net sales	2	12,867	12,163
Cost of sales		(4,866)	(4,634)
Gross profit		8,001	7,529
Marketing		(2,042)	(1,882)
Other operating expenses		(1,917)	(1,956)
Operating profit	2	4,042	3,691
Non-operating items	3	144	-
Finance income	4	442	243
Finance charges	4	(705)	(503)
Share of after tax results of associates and joint ventures		312	309
Profit before taxation		4,235	3,740
Taxation	5	(898)	(596)
Profit for the year		3,337	3,144

Attributable to:
Equity shareholders of the parent company		3,160	3,022
Non-controlling interests		177	122
		3,337	3,144

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,418	2,484
Dilutive potential ordinary shares		10	11
		2,428	2,495

		pence	pence
Basic earnings per share		130.7	121.7

Diluted earnings per share		130.1	121.1

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2019	Year ended 30 June 2018
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	33	456
- associates and joint ventures	2	2
- non-controlling interests	-	1
Tax on post employment plans	1	(91)
	36	368
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	274	(631)
- associates and joint ventures	19	3
- non-controlling interests	55	(72)
Net investment hedges	(93)	91
Tax on exchange differences - group	(19)	7
Tax on exchange differences - non-controlling interests	-	2
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	180	(64)
- transaction exposure hedging of the group	(86)	22
- hedges by associates and joint ventures	(6)	(15)
- commodity price risk of the group	(9)	-
- recycled to income statement - hedge of foreign currency debt of the group	(82)	6
- recycled to income statement - transaction exposure hedging of the group	45	(7)
Tax on effective portion of changes in fair value of cash flow hedges	(11)	14
Hyperinflation adjustment	(22)	11
Tax on hyperinflation adjustment	6	(11)
	251	(644)
Other comprehensive profit/(loss), net of tax, for the year	287	(276)
Profit for the year	3,337	3,144
Total comprehensive income for the year	3,624	2,868

Attributable to:
Equity shareholders of the parent company	3,392	2,815
Non-controlling interests	232	53
Total comprehensive income for the year	3,624	2,868

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2019		30 June 2018
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,557		12,572
Property, plant and equipment		4,455		4,089
Biological assets		34		23
Investments in associates and joint ventures		3,173		3,009
Other investments		49		46
Other receivables		53		46
Other financial assets		404		182
Deferred tax assets		138		122
Post employment benefit assets		1,060		935
			21,923		21,024
Current assets
Inventories	6	5,472		5,015
Trade and other receivables		2,694		2,678
Assets held for sale		65		24
Corporate tax receivables		83		65
Other financial assets		127		35
Cash and cash equivalents	7	932		874
			9,373		8,691
Total assets			31,296		29,715
Current liabilities
Borrowings and bank overdrafts	7	(1,959)		(1,828)
Other financial liabilities		(333)		(230)
Trade and other payables		(4,202)		(3,950)
Liabilities held for sale		(32)		-
Corporate tax payables		(378)		(243)
Provisions		(99)		(109)
			(7,003)		(6,360)
Non-current liabilities
Borrowings	7	(10,596)		(8,074)
Other financial liabilities		(124)		(212)
Other payables		(222)		(209)
Provisions		(317)		(288)
Deferred tax liabilities		(2,032)		(1,987)
Post employment benefit liabilities		(846)		(872)
			(14,137)		(11,642)
Total liabilities			(21,140)		(18,002)
Net assets			10,156		11,713

Equity
Share capital		753		780
Share premium		1,350		1,349
Other reserves		2,372		2,133
Retained earnings		3,886		5,686
Equity attributable to equity shareholders of the parent company			8,361		9,948
Non-controlling interests			1,795		1,765
Total equity			10,156		11,713

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2017	797	1,348	2,693	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15	-	-	-	-	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	-	-	(3)	-	3	3	-	-	-
Profit for the year	-	-	-	-	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	-	-	(574)	-	367	367	(207)	(69)	(276)
Employee share schemes	-	-	-	32	(7)	25	25	-	25
Share-based incentive plans	-	-	-	-	39	39	39	-	39
Share-based incentive plans in respect of associates	-	-	-	-	4	4	4	-	4
Tax on share-based incentive plans	-	-	-	-	(2)	(2)	(2)	-	(2)
Shares issued	-	1	-	-	-	-	1	-	1
Disposal of non-controlling interests	-	-	-	-	-	-	-	(1)	(1)
Purchase of non-controlling interests	-	-	-	-	(72)	(72)	(72)	70	(2)
Purchase of rights issue of non-controlling interests	-	-	-	-	(5)	(5)	(5)	31	26
Change in fair value of put option	-	-	-	-	7	7	7	-	7
Share buyback programme	(17)	-	17	-	(1,507)	(1,507)	(1,507)	-	(1,507)
Dividends paid	-	-	-	-	(1,581)	(1,581)	(1,581)	(101)	(1,682)
At 30 June 2018	780	1,349	2,133	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	-	-	-	-	3,160	3,160	3,160	177	3,337
Other comprehensive income	-	-	212	-	20	20	232	55	287
Employee share schemes	-	-	-	118	(49)	69	69	-	69
Share-based incentive plans	-	-	-	-	49	49	49	-	49
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	20	20	20	-	20
Shares issued	-	1	-	-	-	-	1	-	1
Purchase of non-controlling interests	-	-	-	-	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	-	-	-	-	-	-	-	2	2
Change in fair value of put option	-	-	-	-	(3)	(3)	(3)	-	(3)
Share buyback programme	(27)	-	27	-	(2,801)	(2,801)	(2,801)	-	(2,801)
Dividends declared	-	-	-	-	(1,623)	(1,623)	(1,623)	(114)	(1,737)
At 30 June 2019	753	1,350	2,372	(2,026)	5,912	3,886	8,361	1,795	10,156

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 30 June 2019		Year ended 30 June 2018
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	3,337		3,144
Taxation	898		596
Share of after tax results of associates and joint ventures	(312)		(309)
Net finance charges	263		260
Non-operating items	(144)		-
Operating profit		4,042		3,691
Increase in inventories	(434)		(271)
Decrease/(increase) in trade and other receivables	11		(202)
Increase in trade and other payables and provisions	201		314
Net increase in working capital		(222)		(159)
Depreciation, amortisation and impairment	374		493
Dividends received	168		159
Post employment payments less amounts included in operating profit	(121)		(108)
Other items	64		10
		485		554
Cash generated from operations		4,305		4,086
Interest received	216		167
Interest paid	(468)		(418)
Taxation paid	(805)		(751)
		(1,057)		(1,002)
Net cash inflow from operating activities		3,248		3,084
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	32		40
Purchase of property, plant and equipment and computer software	(671)		(584)
Movements in loans and other investments	(1)		(17)
Sale of businesses and brands	426		4
Acquisition of businesses	(56)		(594)
Net cash outflow from investing activities		(270)		(1,151)
Cash flows from financing activities
Share buyback programme	(2,775)		(1,507)
Proceeds from issue of share capital	1		1
Net sale of own shares for share schemes	50		8
Dividends paid to non-controlling interests	(112)		(80)
Rights issue proceeds from non-controlling interests	-		26
Proceeds from bonds	2,766		2,612
Repayment of bonds	(1,168)		(1,571)
Purchase of shares of non-controlling interests	(784)		-
Net movements in other borrowings	721		(26)
Equity dividends paid	(1,623)		(1,581)
Net cash outflow from financing activities		(2,924)		(2,118)

Net increase/(decrease) in net cash and cash equivalents		54		(185)
Exchange differences		(26)		(39)
Net cash and cash equivalents at beginning of the year		693		917
Net cash and cash equivalents at end of the year		721		693

Net cash and cash equivalents consist of:
Cash and cash equivalents		932		874
Bank overdrafts		(211)		(181)
		721		693

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU. International Financial Reporting Standards (IFRSs) as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's condensed consolidated financial statements for the years presented.
The annual financial statements of the group are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2018 except for the impact of the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2018, with the exception of changes in estimates disclosed in note 13 - Contingent liabilities and legal proceedings.
Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2018 with no impact on the group's consolidated results, financial position or disclosures:

●     Amendments to IAS 40 - Transfers of investment property
●     Amendments to IFRS 2 - Classification and measurement of share-based payment transactions
●     Amendments to IFRS 4 - Applying IFRS 9 with IFRS 4 insurance contracts
●     Improvements to IFRS 1 - First-time adoption of International Financial Reporting Standards: Deletion of short-term exemptions for first-time adopters
●     Improvements to IAS 28 - Investments in associates and joint ventures: Measuring investees at fair value through profit or loss: an investment-by-investment choice or a consistent policy choice
●     IFRIC 23 - Uncertainty over income tax treatments

IFRS 15 - Revenue from contracts with customers. The group implemented IFRS 15 from 1 July 2017. IFRS 15 provides enhanced detail on the principle of recognising revenue to reflect the concept that revenue should be recognised when the control of goods or services is transferred to the customer at a value that the company is expected to receive. It replaces the separate models for goods, services and construction contracts under previous IFRS (IAS 11, IAS 18 and related interpretations) which was based on the concept of the transfer of risks and rewards. It also provides further guidance on the initial measurement of sales on contracts which have discounts, rebates and consignment inventories by identifying separate performance obligations that may apply.

The following standard issued by the IASB and endorsed by the EU, has not yet been adopted by the group:

IFRS 16 - Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases currently required under IAS 17 and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all leases.  All leases will be recognised on the balance sheet as right of use assets and depreciated on a straight-line basis. The liability, recognised as part of net borrowings, will be measured at a discounted value and any interest will be charged to finance charges in the income statement. Therefore, the charge to the income statement for the operating lease payment will be replaced with depreciation on the right of use asset and the interest charge inherent in the lease.
The group will implement IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the figures for the year ended 30 June 2019 and 30 June 2018 in the financial statements for the year ending 30 June 2020 will not be restated to reflect the impact of IFRS 16. The operating leases which will be recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. The group has decided to reduce the complexity of implementation to take advantage of a number of practical expedients on transition on 1 July 2019 namely:
(i) to measure the right of use asset at the same value as the lease liability
(ii) to apply the short-term and low value exemptions
(iii) to account for, wherever possible, services provided associated with a lease as an income statement item and only capitalise in the right of use asset the lease costs that are in respect of the asset.

The group has designed a new lease accounting process and has implemented a new lease accounting software solution to run the IFRS 16 lease calculations and provide monthly IFRS 16 lease accounting journals. Based on the information currently available, the group estimates that under IFRS 16, as at 1 July 2019 it will recognise additional lease liabilities of approximately £0.3 billion and right of use assets of a similar amount. IFRS 16 will have no impact on the group's net cash flows but the lease capital repayment outflows will be disclosed as financing cash outflow, instead of operating cash outflow. There will be an immaterial benefit to operating profit and an immaterial increase in finance charges. Profit before tax and earnings per share will not be significantly impacted.

The following standard, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.
There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2018 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared services operations are recharged to the regions.
The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2018.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2019	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294
Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	-	-	92	-	92
ISC allocation	11	63	5	15	11	(105)	-	-	-	-
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351
Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867
Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	-	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	-	-	-	-	-	28	-	28
ISC allocation	13	72	6	32	16	(139)	-	-	-	-
Retranslation to actual exchange rates	151	(29)	12	21	16	-	-	171	(3)	168
Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	-	-	4,305	(189)	4,116
Exceptional items	-	(18)	-	-	(35)	-	-	(53)	(21)	(74)
Operating profit/(loss)	1,948	996	275	365	668	-	-	4,252	(210)	4,042
Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures										312
Profit before taxation										4,235

Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter-segment sales	Total operating segments	Corporate and other	Total
30 June 2018	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432
Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	-	-	-	-	-	-	50	-	50
ISC allocation	11	53	4	11	8	(87)	-	-	-	-
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)
Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163
Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	-	4,044	(160)	3,884
Acquisitions and disposals	4	-	-	-	-	-	-	4	-	4
ISC allocation	14	67	5	14	12	(112)	-	-	-	-
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	-	-	(71)	2	(69)
Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	-	-	3,977	(158)	3,819
Exceptional items	-	-	(128)	-	-	-	-	(128)	-	(128)
Operating profit/(loss)	1,882	1,028	63	308	568	-	-	3,849	(158)	3,691
Non-operating items										-
Net finance charges										(260)
Share of after tax results of associates and joint ventures										309
Profit before taxation										3,740

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1) The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segmental sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2) The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(3)  Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.29 (2018 - £1 = $1.35) and euro - £1 = €1.13 (2018 - £1 = €1.13). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.27 (30 June 2018 - £1 = $1.32) and euro - £1 = €1.12 (30 June 2018 - £1 = €1.13). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately by virtue of their size and/or nature in order for the user to obtain a proper understanding of the financial information. See Explanatory Notes, (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2019	Year ended 30 June 2018
	£ million	£ million

Items included in operating profit
Indirect tax in Korea	(35)	-
Guaranteed minimum pension equalisation	(21)	-
French tax audit penalty	(18)	-
Brand, goodwill, tangible and other assets impairment	-	(128)
	(74)	(128)
Non-operating items
Sale of businesses
Portfolio of 19 brands	155	-
USL wine business	(2)	-
United National Breweries	(9)	-
	144	-

French tax audit interest	(9)	-
Exceptional items before taxation	61	(128)

Items included in taxation
Tax on exceptional operating items	4	13
Tax on exceptional non-operating items	(33)	-
Exceptional taxation	(10)	190
	(39)	203

Total exceptional items	22	75

Attributable to:
Equity shareholders of the parent company	(4)	75
Non-controlling interests	26	-
Total exceptional items	22	75

Exceptional items included in operating profit are charged to other operating expenses.

4. Finance income and charges

	Year ended 30 June 2019	Year ended 30 June 2018
	£ million	£ million

Interest income	232	155
Fair value gain on financial instruments	155	61
Total interest income	387	216
Interest charges	(478)	(395)
Fair value loss on financial instruments	(157)	(62)
Total interest charges	(635)	(457)
Net interest charges	(248)	(241)

Net finance income in respect of post employment plans in surplus	29	9
Hyperinflation adjustment in respect of Venezuela (a)	10	18
Interest income in respect of direct and indirect tax	16	-
Total other finance income	55	27
Net finance charge in respect of post employment plans in deficit	(22)	(20)
Unwinding of discounts	(17)	(14)
Interest charge in respect of direct and indirect tax	(11)	(10)
Change in financial liability (Level 3)	(8)	-
Other finance charges (exceptional)*	(9)	-
Other finance charges	(3)	(2)
Total other finance charges	(70)	(46)
Net other finance charges	(15)	(19)

* For more details please Additional financial information, (d) Taxation.

(a) Hyperinflation adjustment in respect of Venezuela

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. In March 2018 Venezuela's President ordered a re-denomination of the ailing bolivar currency. The "Bolívar Soberano" (Sovereign Bolivar) was introduced from 20 August 2018 when 100,000 "Bolívar Fuerte" (VEF) were redenominated as one Sovereign Bolivar. The foreign currency denominated transactions and balances of the group's Venezuelan operations are translated into the local functional currency (VES) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management's estimate of the exchange rate considering the inflation forecast and the most appropriate official exchange rate (DICOM). The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 403,700 for the year ended 30 June 2019 (2018 - VEF/£ 3,858,826 - VES/£ 38.59).
The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2019 and 30 June 2018 and with the amounts that would have resulted if the DICOM exchange rate had been applied for consolidation.

	Year ended 30 June 2019		Year ended 30 June 2018
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
	403,700 VES/£	8,553 VES/£	3,858,826 VEF/£	151,800 VEF/£
	£ million	£ million	£ million	£ million
Net sales	-	3	1	27
Operating profit	-	2	-	16
Other finance income - hyperinflation adjustment	10	455	18	458
Net cash inflow from operating activities	-	5	1	12
Net assets	56	2,643	69	1,744

5. Taxation

For the year ended 30 June 2019, the £898 million taxation charge (2018 - £596 million) comprises a UK tax charge of £179 million (2018 - £326 million) and a foreign tax charge of £719 million (2018 - £270 million).

6. Inventories

	30 June 2019	30 June 2018
	£ million	£ million

Raw materials and consumables	338	321
Work in progress	46	44
Maturing inventories	4,334	4,028
Finished goods and goods for resale	754	622
	5,472	5,015

7. Net borrowings

	30 June 2019	30 June 2018
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,959)	(1,828)
Borrowings due after one year	(10,596)	(8,074)
Fair value of foreign currency forwards and swaps	370	107
Fair value of interest rate hedging instruments	104	(15)
Finance lease liabilities	(128)	(155)
	(12,209)	(9,965)
Cash and cash equivalents	932	874
	(11,277)	(9,091)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2019	Year ended 30 June 2018
	£ million	£ million

Net increase/(decrease) in cash and cash equivalents before exchange	54	(185)
Net increase in bonds and other borrowings(i)	(2,331)	(1,015)
Net increase in net borrowings from cash flows	(2,277)	(1,200)
Exchange differences on net borrowings	(22)	80
Other non-cash items(ii)	113	(79)
Net borrowings at beginning of the year	(9,091)	(7,892)
Net borrowings at end of the year	(11,277)	(9,091)

(i)    In the year ended 30 June 2019, net increase in bonds and other borrowings excludes £12 million cash outflow in respect of derivatives designated in forward point hedges (2018 - £nil).
(ii)   In the years ended 30 June 2019 and 30 June 2018 other non-cash items are principally in respect of changes in the fair value of borrowings.

In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) under its European Debt Issuance Programme and repaid bonds of €1,350 million (£1,168 million). In the year ended 30 June 2018 the group issued bonds of €1,275 million (£1,136 million) and $2,000 million (£1,476 million) and repaid bonds of $2,100 million (£1,571 million).
All bonds and commercial paper issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2019 an amount of £174 million (30 June 2018 - £164 million) is recognised as a liability with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2019 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance.
The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2021, the fair value of the liability would increase by approximately £17 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2019.
The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2019	30 June 2018
	£ million	£ million
		(restated(i))
Derivative assets	531	217
Derivative liabilities	(129)	(123)
Valuation techniques based on observable market input (Level 2)	402	94
Financial assets - other	86	89
Financial liabilities - other	(401)	(352)
Valuation techniques based on unobservable market input (Level 3)	(315)	(263)

(i) Restated to include contingent consideration of £188 million recognised on acquisitions of businesses.

Finance lease liabilities were £128 million at 30 June 2019 (30 June 2018 - £155 million).
The carrying amount of the group's financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2019 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £13,240 million and the carrying value was £12,555 million (30 June 2018 - £10,304 million and £9,902 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2019	Year ended 30 June 2018
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2018 of 40.4 pence per share (2017 - 38.5 pence)	993	968
Interim dividend for the year ended 30 June 2019 of 26.1 per share (2018 - 24.9 pence)	630	613
	1,623	1,581

A final dividend of 42.47 pence per share was recommended by the Board of Directors on 25 July 2019 for approval by shareholders at the Annual General Meeting to be held on 19 September 2019 bringing the full year dividend to 68.57 pence per share for the year ended 30 June 2019. As the approval was after the balance sheet date, the final dividend has not been included as a liability.
Other reserves of £2,372 million at 30 June 2019 (2018 - £2,133 million) include a capital redemption reserve of £3,190 million (2018 - £3,163 million), a hedging reserve of £37 million deficit (2018 - £68 million deficit) and an exchange reserve of £781 million deficit (2018 - £962 million deficit ).

11. Acquisition of businesses and purchase of non-controlling interests

On 17 August 2018 Diageo completed the purchase of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for RMB 6,084 million (£696 million) and transaction costs of £7 million. This took Diageo's shareholding in SJF from 39.71% to 60%. SJF was already controlled and therefore consolidated prior to the transaction.
On 9 April 2019 Diageo completed the purchase of a further 3.14% of the share capital of SJF for RMB 690 million (£79 million) and transaction costs of £2 million, which took Diageo's shareholding in SJF from 60% to 63.14%.
On 28 September 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments is £10 million.
In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses.

12. Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2019:

	Portfolio of 19 brands	USL wine business	Total
	£ million	£ million	£ million
Sale consideration
Cash received in year	435	3	438
Transaction costs paid	(12)	-	(12)
Net cash received	423	3	426
Transaction costs payable	(4)	-	(4)
	419	3	422
Net assets disposed of
Brands	(230)	-	(230)
Goodwill	(12)	-	(12)
Property, plant and equipment	(2)	(4)	(6)
Investment in associates	(3)	-	(3)
Inventories	(17)	(1)	(18)
	(264)	(5)	(269)
Gain/(loss) on disposal before taxation	155	(2)	153
Taxation	(33)	-	(33)
Gain/(loss) on disposal after taxation	122	(2)	120

Diageo completed the sale of a portfolio of 19 brands (see the list of brands disposed of in Explanatory notes, Other definitions) to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million). Diageo will continue to provide manufacturing services for all disposed brands until December 2019 and for five brands up to December 2028.
In the year ended 30 June 2019, up until the date of sale, these brands contributed net sales of £67 million (2018 - £153 million; 2017 - £167 million), operating profit of £43 million (2018 - £99 million; 2017 - £107 million) and profit after taxation of £34 million (2018 - £79 million; 2017 - £85 million).

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2019, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo had a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.
Diageo continues to believe that the acquisition price of INR1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL's financial statements and the qualified auditor's report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL's shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.
Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya's compliance with certain terms of the agreement.
While the first three instalments of $7 million (£5 million) each would have become due on 25 February 2017, 25 February 2018 and 25 February 2019, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018,  22 August 2018 and 22 February 2019, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) Continental Administration Services Limited (CASL) (a company which holds assets on trust for and is affiliated with Dr Mallya) for in excess of $142 million (£105 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.
Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.
Diageo continues to prosecute its claims and to defend the counterclaims.  As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.
DHN's summary judgement and strike out application was heard by the English High Court on 23 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£105 million) plus interest of $11 million (£9 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£52 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo's costs, to DHN by 21 June 2019.  Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now expected to proceed to trial with a case management conference to take place on a date yet to be fixed.
As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.
As stated in USL's previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.
In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.
The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.
DHN's provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson's liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN's ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.
The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson's counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£96 million), being DHN's loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson's obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.
As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.
DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL's liability to repay DHN. The successful outcome of that application is described in paragraph (c) above.

(e) Other matters in relation to USL
Following USL's earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).
Diageo and USL are cooperating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and is taking steps to file an appeal before SAT against the order. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.
In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of £72 million (INR6,280 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015.  IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of £5 million (INR459 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court.

(g) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC's requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Tax
The international tax environment has received increased attention and seen rapid change over recent years, both at a US and European level, and by international bodies such as the Organisation for Economic Cooperation and Development. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid.  The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. In June 2019 the UK government and other UK-based international companies, including Diageo, appealed to the General Court of the European Union against the decision. In the meantime, the UK Government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2020 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.
In July 2019 Diageo reached agreement with the French tax authorities over the deductibility of certain interest costs. See Additional financial information, (d) Taxation for further information.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.
Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £313 million for Brazil and up to approximately £180 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
 In addition to the risks highlighted above, payments were made under protest in India in respect of the periods 1 July 2009 to 30 June 2015 in relation to tax assessments where the risk is considered to be remote. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2019 is £104 million (corporate tax payments of £94 million and indirect tax payments of £10 million), from which the payments made in the year ended 30 June 2019 amount to £51 million.

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2019 on terms other than those that prevail in arm's length transactions.

15. Post balance sheet events

On 25 July 2019, the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the period F20 to F22.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2018 (2018) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to Explanatory notes, Risk factors - 'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating profit increases to the most comparable GAAP measures as it is not possible to predict, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the amount in the row titled '2018 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals
For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management's judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
In addition, as part of acquisitions and disposals in the reconciliation for operating profit before exceptional items in the year ended 30 June 2019, there is a charge of £15 million in respect of an increase in the contingent consideration payable to the former owners of the Casamigos brand which was acquired in August 2017.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.
Exceptional operating items are those that are considered to be material and/or unusual or non recurring in nature and are part of the operating activities of the group such as impairments of fixed assets, indirect tax settlements, property disposals and changes in post employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional current and deferred tax items comprising material unusual non recurring items that impact taxation, such as direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2019 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2018 reported	48.2	46.3	33.2	22.2	90.5	-	240.4
Disposals(iv)	(2.7)	(0.1)	-	-	(0.1)	-	(2.9)
2018 adjusted	45.5	46.2	33.2	22.2	90.4	-	237.5
Disposals(iv)	2.8	0.1	-	-	-	-	2.9
Organic movement	1.1	(0.9)	0.4	0.2	4.7	-	5.5
2019 reported	49.4	45.4	33.6	22.4	95.1	-	245.9
Organic movement %	2	(2)	1	1	5	-	2

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Exchange(i)	200	(291)	12	(35)	(120)	-	(234)
Disposals(iv)	(185)	(7)	(4)	(1)	(10)	-	(207)
2018 adjusted	4,686	4,934	2,091	1,316	4,912	52	17,991
Acquisitions and disposals(iv)	139	3	2	1	1	-	146
Organic movement	249	195	142	127	443	1	1,157
2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294
Organic movement %	5	4	7	10	9	2	6

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Exchange(ii)	176	(95)	8	(29)	(36)	-	24
Disposals(iv)	(143)	(3)	(3)	(1)	(6)	-	(156)
2018 adjusted	4,149	2,834	1,496	1,039	2,461	52	12,031
Acquisitions and disposals(iv)	95	1	1	1	1	-	99
Organic movement	216	104	100	90	226	1	737
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Organic movement %	5	4	7	9	9	2	6

Marketing
2018 reported	662	474	158	196	388	4	1,882
Exchange	24	(10)	1	(7)	(3)	-	5
Reclassification(iii)	-	-	10	-	-	-	10
Disposals(iv)	(1)	-	-	-	-	-	(1)
2018 adjusted	685	464	169	189	385	4	1,896
Acquisitions and disposals(iv)	2	-	-	-	-	-	2
Organic movement	75	26	5	12	27	(1)	144
2019 reported	762	490	174	201	412	3	2,042
Organic movement %	11	6	3	6	7	(25)	8

Operating profit
2018 reported	1,882	1,028	191	308	568	(158)	3,819
Exchange(ii)	74	(35)	(6)	(2)	(6)	-	25
Acquisitions and disposals(iv)	(90)	(2)	(2)	-	(2)	-	(96)
2018 adjusted	1,866	991	183	306	560	(158)	3,748
Acquisitions and disposals(iv)	30	1	1	-	-	-	32
Organic movement	52	22	91	59	143	(31)	336
2019 reported	1,948	1,014	275	365	703	(189)	4,116
Organic movement %	3	2	50	19	26	(20)	9
Organic operating margin %
2019	43.9%	34.5%	17.2%	32.3%	26.2%	n/a	32.0%
2018	45.0%	35.0%	12.2%	29.5%	22.8%	n/a	31.2%
Margin improvement / (decline) (bps)	(103)	(49)	494	288	341	n/a	83

(1)   For the reconciliation of sales to net sales see Additional financial information.
(2)   Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)   The exchange adjustments for sales are principally in respect of the strengthening of sterling against the Turkish lira, Indian rupee and the Australian dollar, partially offset by the weakening of sterling against the US dollar, the euro and the Kenyan shilling.
(ii)  The exchange adjustments for net sales and operating profit are principally in respect of the weakening of sterling against the US dollar, the euro and the Kenyan shilling, partially offset by strengthening of sterling against the Turkish lira, Indian rupee and the Australian dollar.
(iii) For the year ended 30 June 2018 marketing costs of £10 million in South Africa have been reclassified from overheads to marketing.
(iv) In the year ended 30 June 2019 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2018
Acquisitions
Transaction costs	-	-	-	-	4
	-	-	-	-	4

Disposals
Portfolio of 19 brands	(2.8)	(199)	(153)	(1)	(99)
Nepal	(0.1)	(8)	(3)	-	(1)
	(2.9)	(207)	(156)	(1)	(100)

Acquisitions and disposals	(2.9)	(207)	(156)	(1)	(96)

Year ended 30 June 2019
Acquisitions
Casamigos	-	11	10	1	3
Change in contingent consideration	-	-	-	-	(15)
	-	11	10	1	(12)

Disposals
Portfolio of 19 brands	2.9	135	89	1	44
	2.9	135	89	1	44

Acquisitions and disposals	2.9	146	99	2	32

The group will change its method of calculating the exchange impact used to calculate organic growth in its results for the year ending 30 June 2020. The exchange row will represent the impact of restating the current year at prior year exchange rates rather than the  method used presently of restating the prior year results to current year exchange rates. The change will simplify our processes aligning management and organic reporting and will be more consistent with how Diageo's peer group report. The change is not expected to materially impact reported organic percentage movements. A restatement of prior year results under the new methodology will be published later in the calendar year.

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Profit attributable to equity shareholders of the parent company	3,160	3,022
Exceptional operating and non-operating items attributable to equity shareholders of the parent company	(61)	128
Exceptional taxation charges / (benefits) attributable to equity shareholders of the parent company	36	(190)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	29	(13)
	3,164	2,947

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,418	2,484
Dilutive potential ordinary shares	10	11
	2,428	2,495

	pence	pence
Basic earnings per share before exceptional items	130.8	118.6

Diluted earnings per share before exceptional items	130.3	118.1

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2019 and 30 June 2018 are set out in the table below:

	2019	2018
	£ million	£ million

Net cash inflow from operating activities	3,248	3,084
Disposal of property, plant and equipment and computer software	32	40
Purchase of property, plant and equipment and computer software	(671)	(584)
Movements in loans and other investments	(1)	(17)
Free cash flow	2,608	2,523

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Operating profit	4,042	3,691
Exceptional operating items	74	128
Profit before exceptional operating items attributable to non-controlling interests	(151)	(122)
Share of after tax results of associates and joint ventures	312	309
Tax at the tax rate before exceptional items of 20.6% (2018 - 20.7%)	(881)	(829)
	3,396	3,177

Average net assets (excluding net post employment assets/liabilities)	10,847	12,067
Average non-controlling interests	(1,776)	(1,749)
Average net borrowings	10,240	8,727
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,512	22,246

Return on average total invested capital	15.1%	14.3%

Net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Borrowings due within one year	1,959	1,828
Borrowings due after one year	10,596	8,074
Fair value of foreign currency derivatives and interest rate hedging instruments	(474)	(92)
Finance lease liabilities	128	155
Less: Cash and cash equivalents	(932)	(874)
Net borrowings	11,277	9,091
Post employment benefit liabilities before tax	846	872
Adjusted net borrowings	12,123	9,963

Operating profit	4,042	3,691
Exceptional operating items	74	128
Depreciation, amortisation and impairment (excluding exceptional items)	374	368
Share of after tax results of associates and joint ventures	312	309
Adjusted EBITDA	4,802	4,496

Adjusted net borrowings to adjusted EBITDA (x)	2.5	2.2

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2019 and year ended 30 June 2018 are set out in the table below:

	2019	2018
	£ million	£ million

Tax before exceptional items (a)	859	799
Tax in respect of exceptional items	29	(13)
Exceptional tax charge/(credit)	10	(190)
Taxation on profit (b)	898	596

Profit from operations before taxation and exceptional items (c)	4,174	3,868
Non-operating items	144	-
Exceptional finance charges	(9)	-
Exceptional operating items	(74)	(128)
Profit before taxation (d)	4,235	3,740

Tax rate before exceptional items (a/c)	20.6%	20.7%
Tax rate from operations after exceptional items (b/d)	21.2%	15.9%

Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products made to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan's, Bundaberg, Crown Royal, JƐB, McDowell's, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include cider and some non-alcoholic products such as Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram's VO, Seagram's 83, Seagram's Five Star, Popov, Myers's, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth's, Black Haus, Peligroso, Grind, Piehole and John Begg.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo's products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group's aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the 'Strategic report' section of the Annual Report for the year ended 30 June 2018 and under 'Risk Factors' in the Annual Report on Form 20-F for the year ended 30 June 2018.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates, including in relation to the potential impact of any global, regional or local trade wars and the negotiating process surrounding, together with the eventual terms of, the exit of the United Kingdom from the European Union; changes in consumer preferences and tastes and adverse impacts of a downturn in economic conditions, among other factors, which could adversely affect demand; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally; changes in the international tax environment resulting in unexpected tax exposures; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in the cost of production; other legal and regulatory developments impacting the production, distribution and marketing of Diageo's products and its business more generally; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo's brands; any failure by Diageo to maintain its brand image and corporate reputation; competitive pressures, which could reduce Diageo's market share and margins; any disruption to production facilities, business service centres or information systems (including as a result of cyber-attacks); failures to derive the expected benefits from Diageo's business strategies, acquisitions and/or any cost-saving and restructuring programmes; increased costs for, or shortages of, talent; fluctuations in exchange and/or interest rates; movements in the value of Diageo's pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability by Diageo to protect its intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Brexit and related risks

There continues to be uncertainty with respect to the process surrounding the United Kingdom's proposed exit from the European Union, and in relation to the political environment more generally in the United Kingdom. We continue to believe that, in the event of either a negotiated exit or no-deal scenario, the direct financial impact to Diageo will not be material. In the EU, we expect that the vast majority of our finished case goods will continue to trade tariff free, with no change to existing tariffs in either scenario. There remains uncertainty in relation to future trading arrangements between the UK and the rest of the world where today we rely on a number of existing EU Free Trade Agreements (FTAs) with third party countries. However, more recently, a number of countries have agreed with the UK to continue to trade on these terms in the event of a 'no deal' outcome. If the UK Government is unable to renew all of the existing FTAs on which we rely, trading could revert to WTO rules. We have mitigation plans in place to minimise any short term disruption that could arise from a no-deal scenario.
We have further considered the principal impact to our supply chain of a no-deal scenario which we have assessed as limited and believe that we have appropriate stock levels in place to mitigate this risk. The full implications of Brexit will not be understood until future tariffs, trade, regulatory, tax, and other free trade agreements to be entered into by the United Kingdom are established. Furthermore, we could experience changes to laws and regulations post Brexit, in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection, and health and safety.
A cross-functional working group is in place that meets on a regular basis to identify and assess the consequences of Brexit, with all major functions within our business represented. We continue to monitor this risk area very closely, as well as the broader environment risks, including a continuing focus on identifying critical decision points to ensure potential disruption is minimised, and take prudent actions to mitigate these risks wherever practical.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union);

●
the negotiating process surrounding, as well as the final terms of, the United Kingdom's exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance (see more detailed status on Brexit above);

●
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, low or no alcohol, or other alternative products), changes in travel, vacation or leisure activity patterns, weather conditions, health concerns and/or a downturn in economic conditions;

●
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

●
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

●	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water;
●	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

●
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;

●	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
●	Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo's market share, distribution network, costs and/or pricing;

●	any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;
●	increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●
Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

●
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's cost of financing or otherwise adversely affect Diageo's financial results;

●	movements in the value of the assets and liabilities related to Diageo's pension plans;
●	Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2018 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2019.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors' responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the annual report and accounts for the year ended 30 June 2019, which will be published on 5 August 2019 (and which can be found thereafter at www.diageo.com).

The directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group and company's position and performance, business model and strategy.

Each of the directors of Diageo plc confirms that, to the best of his or her knowledge:

●
the group financial statements contained in the annual report and accounts for the year ended 30 June 2019, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

●
the Directors' Report contained in the annual report and accounts for the year ended 30 June 2019 includes a fair review of the development and performance of the business and the position of the group and company, together with a description of the principal risks and uncertainties that they face.

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director), Susan Kilsby (Non-Executive Director and Chairman of the Remuneration Committee), Alan JH Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Debra Crew, Ho KwonPing and Nicola S Mendelsohn.

Webcast, presentation slides and transcript

At 07.15 (UK time) on Thursday 25 July 2019, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo's preliminary results as a webcast. This will be available to view at www.diageo.com.

The presentation slides and script will also be available to download from www.diageo.com at 07.15 (UK time).

A transcript of the Q&A session will be available for download on 26 July 2019 at www.diageo.com.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 25 July 2019 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK :	+44 (0)330 336 9105
From the UK (free call):	0800 358 6377
From the USA :	+1 323 794 2093
From the USA (free call):	866 548 4713

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK :	+44 (0) 20 7660 0134
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Andy Ryan	+44 (0) 20 8978 6504
	Hattie Radcliffe	+44 (0) 20 8978 4429
	Vinod Rao	+44 (0) 20 8978 2402
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Clemmie Raynsford	+44 (0) 7590 810 800
	Dominic Redfearn	+44 (0) 7971 977 759
	Greg Dawson	+44 (0) 7568 131 101
press@diageo.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 25 July 2019

By:___/s/James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary